ELITE ARTZ, INC.
                 4950 W. Craig Road, Suite 3-235
                        Las Vegas NV 89130


                          July 15, 2005


Rolaine Bancroft
Securities and Exchange Commission
450 5th Street N.W.
Washington D.C. 20549

     Re:    ELITE ARTZ, INC.
            Form SB-2 Registration Statement - Acceleration Request File No. 333-121663
            Filed on December 27, 2004
            Amended on April 29, 2005 and June 30, 2005


Dear Ms. Bancroft:


Elite Artz Inc. (the "Company") requests acceleration of the effective date of the above identified registration statement and requests that the registration statement be given an effective date of Wednesday, July 20, 2005, at 10:00 A.M. Eastern Time, or as soon thereafter as reasonably practicable.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

The Company acknowledges that

..     should the Securities and Exchange Commission (the "Commission") acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

..     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

..     the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the Company's counsel, James Barber at (801) 363-6500, if you have any problems or concerns with this request for acceleration, and please inform him of the granted effective date and time.

                                    Sincerely,

                                    /s/ David Cartisano

                                    Chief Executive Officer